EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	2016	2015	2014	2013	2012
Fixed charges:
Interest expense*	$138	$130	$148	$122	$150
Estimated interest portion of rents	42	37	40	31	32

Total fixed charges	$180	$167	$188	$153	$182

Income:
Income from continuing operations before income taxes	$876	$971	$853	$674	$841
Fixed charges	180	167	188	153	182
Dividends received from Finance group	29	63	—	175	345
Capital contributions paid to Finance group under Support Agreement	—	—	—	—	(240)
Eliminate pretax income of Finance group	(19)	(24)	(21)	(49)	(64)

Adjusted income	$1,066	$1,177	$1,020	$953	$1,064

Ratio of income to fixed charges	5.92	7.05	5.43	6.23	5.85

*              Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.